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Exhibit 12.1

Calculation of Earnings to Fixed Charges

	Year Ended December 31,
						Quarter Ended March 31, 2004
	1999	2000	2001	2002	2003
	($000's)
Fixed Charges	1,941	1,897	1,507	1,614	4,424	1,580
Earnings
Add:
(a) Pre-tax income from continuing operations	$4,302	$14,474	$4,210	$4,614	$5,778	$2,619
(b) Fixed charges	1,941	1,897	1,507	1,614	4,424	1,580
(c) Amortization of capitalized interest	—	—	—	—	—	—
(d) Distributed income of equity investees	—	—	—	—	—	—
(e) Share of pre-tax losses of equity investees	—	—	—	—	—	—
Subtract:
(a) Interest capitalized	—	—	—	—	—	—
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
(c) Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Equals Earnings	$6,243	$16,371	$5,717	$6,228	$10,202	$4,199

Ratio	3.22	8.63	3.79	3.86	2.31	2.66

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Calculation of Earnings to Fixed Charges